Exhibit 99.1

Corporación América Airports S.A. Reports November 2025 Passenger Traffic

Total passenger traffic up 8.5% YoY, up 7.4% YoY in Argentina

International passenger traffic up 12.3% YoY; up 12.8% YoY in Argentina

Luxembourg, December 17, 2025— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today an 8.5% year-on-year (YoY) increase in passenger traffic in November 2025.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2025 vs. 2024)
Statistics	Nov'25	Nov'24	% Var.	YTD’25	YTD'24	% Var.
Domestic Passengers (thousands)	3,824	3,663	4.4%	40,512	37,224	8.8%
International Passengers (thousands)	2,645	2,355	12.3%	31,283	28,203	10.9%
Transit Passengers (thousands)	669	558	19.8%	7,342	6,588	11.4%
Total Passengers (thousands)[1]	7,138	6,576	8.5%	79,136	72,015	9.9%
Cargo Volume (thousand tons)	39.7	40.0	-0.6%	365.6	358.6	2.0%
Total Aircraft Movements (thousands)	72.0	68.6	5.0%	799.6	750.4	6.6%

1 Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 10.5%.

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic increased by 8.5% in November compared to the same month in 2024. Domestic passenger traffic rose by 4.4% YoY, largely driven by Argentina, Brazil, and Ecuador. Meanwhile, international traffic grew by 12.3%, with all operating countries contributing positively on a YoY basis except Ecuador, including double-digit growth in Argentina, Armenia, Italy, and Brazil. Notably, Argentina accounted for 50% of the total YoY traffic growth in November.

In Argentina, total passenger traffic increased by 7.4% YoY, driven by strong performance across both the international and domestic segments. Domestic traffic grew by 3.6% YoY, supported by higher load factors exceeding 90% on most key domestic routes. In November, Aerolíneas Argentinas resumed its service to Río Cuarto, Córdoba, while JetSMART and Flybondi increased frequencies on their Buenos Aires–Resistencia and Buenos Aires–San Juan routes, respectively. International traffic also remained solid, rising 12.8% YoY, supported by several developments, including Arajet’s increase from 10 to 13 weekly flights during the summer season on its Buenos Aires–Punta Cana route. Additionally, Delta introduced a second frequency on the Atlanta–Buenos Aires route, to be operated during the 2025/2026 summer season, while Copa reached daily service on its Mendoza–Panama route, and LEVEL increased to 12 weekly flights on its Buenos Aires–Barcelona route.

In Italy, passenger traffic grew by 10.4% compared to the same month in 2024. International passenger traffic, which accounted for nearly 80% of total traffic, rose a strong 16.3% YoY, driven by double-digit growth at both Florence and Pisa airports. Domestic passenger traffic declined by 6.1% YoY, reflecting a decrease in aircraft movements, partly due to Airbus A320 technical issues that led to flight cancellations at some airlines.

In Brazil, total passenger traffic increased by 10.8% YoY, reflecting an improvement in traffic trends despite ongoing challenges in the aviation environment. Domestic traffic, which accounted for almost 60% of total traffic, rose by 8.1% YoY, while transit passengers increased by 14.4% YoY. Notably, although representing a small share of total traffic (5%), international traffic grew by 18.3% YoY.

In Uruguay, total passenger traffic, predominantly international, increased by 7.5% YoY. Among other developments, traffic in November benefited from the addition of two weekly frequencies by SKY Airlines on its Santiago de Chile route, while Punta del Este Airport anticipates a strong peak season, with GOL and Aerolíneas Argentinas increasing their services.

In Ecuador, where security concerns persist, passenger traffic increased by 2.7% YoY. International traffic declined by 1.4% YoY, while domestic traffic increased by 7.6% YoY. High airfares continued to weigh on travel demand.

In Armenia, passenger traffic increased by a strong 15.9% YoY, supported by the introduction of new airlines and routes, as well as increased flight frequencies. In October, Wizz Air launched a new base at Yerevan’s Zvartnots Airport, deploying two aircraft and adding eight new direct routes to Europe.

Cargo Volume and Aircraft Movements

Cargo volume decreased slightly by 0.6% YoY, with negative YoY contributions from all countries of operations, except for Argentina. Performance by country was as follows: Argentina (+9.4%), Brazil (-24.1%), Italy (-10.1%), Armenia (-9.3%), Uruguay (-4.5%), and Ecuador (-3.2%). Argentina, Brazil, and Armenia accounted for over 80% of total cargo volume in November.

Aircraft movements increased by 5.0% YoY, with positive contributions from all countries of operation, except Ecuador: Uruguay (+15.1%), Brazil (+9.5%), Armenia (+7.9%), Italy (+7.6%), Argentina (+3.8%), and Ecuador (-3.0%). Argentina, Brazil, and Ecuador accounted for more than 80% of total aircraft movements in November.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2025 vs. 2024)

	Nov'25	Nov'24	% Var.	YTD'25	YTD'24	% Var.
Passenger Traffic (thousands)
Argentina	4,075	3,793	7.4%	43,040	38,051	13.1%
Italy	612	554	10.4%	9,190	8,473	8.5%
Brazil (1)	1,444	1,303	10.8%	15,187	14,210	6.9%
Uruguay	190	176	7.5%	2,094	2,041	2.6%
Ecuador	391	381	2.7%	4,317	4,294	0.5%
Armenia	427	368	15.9%	5,308	4,946	7.3%
TOTAL	7,138	6,576	8.5%	79,136	72,015	9.9%

(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024. Excluding Natal for comparison purposes, total passenger traffic YTD was up 10.5% for CAAP and 9.7% for Brazil.

Cargo Volume (tons)
Argentina	23,704	21,667	9.4%	194,430	186,287	4.4%
Italy	1,051	1,170	-10.1%	11,639	11,896	-2.2%
Brazil	4,653	6,130	-24.1%	56,655	59,963	-5.5%
Uruguay	3,122	3,269	-4.5%	32,248	29,241	10.3%
Ecuador	3,032	3,131	-3.2%	32,570	34,024	-4.3%
Armenia	4,183	4,611	-9.3%	38,102	37,185	2.5%
TOTAL	39,745	39,977	-0.6%	365,643	358,596	2.0%
Aircraft Movements
Argentina	41,373	39,873	3.8%	437,724	407,025	7.5%
Italy	5,554	5,161	7.6%	83,203	77,074	8.0%
Brazil	12,585	11,490	9.5%	137,768	131,326	4.9%
Uruguay	3,092	2,687	15.1%	30,023	28,878	4.0%
Ecuador	6,193	6,387	-3.0%	71,440	69,627	2.6%
Armenia	3,219	2,984	7.9%	39,435	36,446	8.2%
TOTAL	72,016	68,582	5.0%	799,593	750,376	6.6%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2024, Corporación América Airports served 79.0 million passengers, 2.7% (or 0.4% excluding Natal) below the 81.1 million passengers served in 2023, and 6.2% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email:  patricio.esnaola@caairports.com

Phone: +5411 4899-6716